March 9, 2005

Via facsimile 414.277.0656 and U.S. Mail
Thomas J. Bare, President
First Manitowoc Bancorp, Inc.
402 North Eighth Street
Manitowoc, Wisconsin 53221-0010

Re:  	First Manitowoc Bancorp, Inc.
	Schedule 13E-3 filed on February 28, 2005
      File No. 005-80577

Dear Mr. Bare:

      We have the following comments on your filing. Where appropriate, please file a revised Schedule 13E-3 and accompanying information statement to give effect to these comments. If you disagree with a comment, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. Please update the financial statements throughout the document pursuant to Rule 3-12 of Regulation S-X.

2. We note that Southeastern First Manitowoc will be the surviving entity in this transaction and will be issuing shares of common stock to continuing shareholders. Advise us whether the shares to be issued by Southeastern First Manitowoc will be registered or will be offered and sold pursuant to an exemption. If First Manitowoc will be relying on an exemption, supplementally advise of the exemption and provide the basis for its belief that the exemption will be available.

3. It does not appear that you include Southeastern First
Manitowoc as a filing person. In light of Southeastern First Manitowoc`s relationship with the company, revise your Schedule 13E-3 to name
Southeastern First Manitowoc as a filing person or advise.

4. Revise to include the complete summarized financial information required by Item 1010(c) of Regulation M-A. In the event the issuer elects to incorporate by reference the information required by
Item 1010(a) and (b), all of the summarized financial information
required by Item 1010(c) must be disclosed in the Schedule 13E-3.   See
Instruction 1 to Item 13 of Schedule 13E-3. In addition, refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer.

5. We note your response to Item 13 of Schedule 13E-3. Please advise us why you do not include or incorporate pro forma information
required by Item 1010(b) of Regulation   M-A.

Item 3.  Identity and Background of Filing Persons, page 4

6. You disclose that the section "Information about FMB and its Affiliates" is incorporated by reference into your Schedule 13E-3 to comply with the information required by Item 3 concerning filings persons. Please note the staff considers all officers and directors of the issuer to be affiliates of the issuer. Revise your disclosure to clarify whether you are referring to all of the directors and executive officers discussed on pages 31 and 32 and that all of your directors and executive officers are filings persons. If not, advise us of the basis for your belief that all of your directors and executive officers should not be filing persons. Also, if true, the facing page of your Schedule 13E-3 should be revised to reflect all of your directors and executive officers as filing persons. See section II.D.3. of the Division of Corporation Finance`s Current
Issues and Rulemaking Projects outline, which is available on our website, www.sec.gov.

Information Statement

Special Factors, page 7

	Background of the Merger Proposal, page 7

7. You disclose on page 9 that the directors chose a price in excess of the fair value of First Manitowoc`s shares of common stock and the current trading price. Please revise to clearly identify who determined the consideration to be offered to redeeming security holders. Also, revise to disclose the criteria used to determine the ultimate consideration to shareholders and quantify how the company was valued. Was it the company, the financial advisor, or another party?

8. We note that the board was advised that going private would eliminate much of the expense and executive time involved in preparing periodic reports, reduce accounting expense and eliminate the need to comply with the provisions of Sarbanes-Oxley in the first paragraph on page 8. Please revise to identify who advised the board of these anticipated savings.

9. We refer you to the preliminary oral report valuing your shares on ebruary 1, 2005. Provide us, with a view toward disclosure, with a summary of this oral report to the Staff upon refilling your
Schedule 13E-3. To the extent material differences exist between this preliminary oral report valuing your shares and the final report received from American Appraisal, your information statement should summarize the differences.

Our Position as to the Fairness of the Merger to Unaffiliated Shareholders, page 14

10. You disclose that your board of directors has determined that the merger and merger consideration are fair to your unaffiliated shareholders. Rule 13e-3, however, requires that each issuer and affiliate directly or indirectly engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. See Item II.D.3 of the Division of Corporation
Finance`s "Current Issues and Rule Making Projects" outline, dated November 14, 2000, available on our website at www.sec.gov. Accordingly, each filer must independently disclose its belief as to whether the transaction is substantively and procedurally fair and provide the bases for the belief provided. Further, if one or more of the filing persons relied upon the analysis of another, or the financial advisor, the filing person must expressly adopt the conclusion and analyses. A filing person cannot insulate itself from liability by relying upon the summary of a financial advisor`s analyses that, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. Refer to Q&A No. 21 of
SEC Release No. 34-17719.

11. We note that the board of directors did not consider net book value, liquidation value or pre-merger going concern value.
Although we understand that you believe that the company`s net book value is indicative of historical costs and the liquidation value is not a relevant valuation method, it is unclear why these valuations cannot be indicative of the value of the company. For example, the absence of an intention to liquidate is not determinative of whether your information statement should address liquidation values. Do you believe that these valuation methods would substantially over value or under value the company? If you believe that these valuations will overvalue the company, expand your disclosure to explain why these valuation methods are not indicative of the value of the company and further discuss the basis for your belief that the transaction is substantively fair to the unaffiliated shareholders.

12. Please clarify why you did not consider the going concern value of the company. Is it each filing persons` conclusion that the analysis of American Appraisal is substantially similar to the going concern value of First Manitowoc? If so, please clarify.

13. We refer you to the discussion of procedural safeguards on page 16. In addition to determining whether the transaction is substantively fair, each filing person must also disclose its belief that the transaction is procedurally fair. In this regard, you should expand this discussion to include each filing person`s Item 1014(b) analysis, including a discussion as to why the transaction is fair despite the fact that the safeguards provided in Item
1014(c), (d) and (e) have not been provided. Also, although the advice and assistance provided by Appraisal Associates appear to provide substantive safeguards to unaffiliated shareholders, it is unclear how Appraisal Associates provided procedural safeguards. Please revise or advise.

   Interests of Certain Directors and Officers in the Transaction, page 16

14. We note that you disclose no payments or benefits will be paid or provided to First Manitowoc`s directors or officers as a result of the transaction. Will your officers and directors be compensated for their future services to Southeastern Manitowoc? If so, please disclose whether the compensation to be received by your officers and directors will increase as a result of this transaction. Will there be any material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this transaction?

Summary of Report of Financial Advisor, page 17

15. To the extent that the tax consequences of this transaction for the company and its affiliates differ from those of the unaffiliated security holders, revise to address this difference and to clarify whether this potential difference was a reason for undertaking this transaction in this form at this time. See Item
1013(c) of Regulation M-A.

Report of Financial Advisor, page 16

16. Confirm for us, if true, that First Manitowoc did not have any material relationship with American Appraisal that existed during the past two years.

17. We note that the summary of the American Appraisal report is qualified in its entirety by reference to the full report. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the information statement. Please revise.

Summary of Report of Financial Advisor, page 17

18. Provide us with copies of all projections and forecasts, as wel as any other materials exchanged among the parties that quantified any strategic, financial or operational benefits anticipated from the merger. Also provide us with any material non-public information exchanged among the parties. Finally, provide us with the projections and forecasts to which you refer.

19. Please disclose the compensation received or to be received by American Appraisal. See Item 1015(b)(4) of Regulation M-A.
Advise us whether American Appraisal was given any instructions or limitations concerning its engagement. If any instructions or limitations were provided, please disclose them.

20. We note that your financial advisor considered a cost method in determining the fair value of First Manitowoc. We also note that this method discusses a number of assumptions, projections and utilizes a number of formulas. In addition to including a resuscitation of the formulas used in this valuation, textually explain how the assumptions, projections and the formulas were used to derive the fair value of the company under this method. Also, explain how American Appraisal derived the indicated value of $136,967,000 under this method?

21. You disclose on page 21 that a control premium of 5% was applied by American Appraisal, as compared to the average control premium of 38.1%. Please disclose the basis for American Appraisal`s belief that the control premium should be 5%.

22. Please disclose how American Appraisal determined the weight that was applied to the multiples in the guideline company method and the guideline transaction method. Similarly, disclose how American Appraisal determined the weight that was applied to each valuation method to derive the ultimate fair value of First Manitowoc.

23. Advise us whether you have disclosed all of the projections provided to America Appraisal for use in their fairness opinion. In this regard, ensure that your disclosure summarizes all of the material projections that were presented to American Appraisal.

24. Although we note that American Appraisal concluded that the fair value of First Manitowoc, please revise to also disclose the recommendation of American Appraisal. See Item 1015(b)(6) of
Regulation M-A.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1957. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

						Sincerely,



      		                  Jeffrey B. Werbitt
                  		      Attorney-Advisor
                  			Office of Mergers and Acquisitions

cc:	K. Thor Lundgren, Esquire
	W. Charles Jackson, Esquire
	Michael Best & Friedrich LLP
      100 East Wisconsin Avenue
	Milwaukee, Wisconsin53202